UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STREAM GLOBAL SERVICES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)
378981104
(CUSIP number)

Roman Bejger, Esq.

c/o Providence Equity Partners Inc.

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

USA

(401) 751-1770

Solomon M. Hermosura

c/o Ayala Corporation

33/F Tower One & Exchange Plaza

Ayala Avenue

Makati City, Metro Manila, Philippines 1226

+63 (2) 916-5670

COPY TO:

Michael E. Weisser, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8249

(Name, address and telephone number of person authorized to receive notices and communications)
October 1, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 226406106	13D	Page 2

1.	NAME OF REPORTING PERSON: EGS DUTCHCO B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco B.V. (“EGS Dutchco”) and 20,190,937 shares of Common Stock owned directly by NewBridge International Investment Ltd. (“NewBridge”). As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares Corporate Opportunities Fund II, L.P. (“Ares”), Trillium Capital LLC (“Trillium”) and R. Scott Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 3

1.	NAME OF REPORTING PERSON: EGS LUXCO S.àr.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 4

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P. (IRS Identification No.: 20-8419018)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 5

1.	NAME OF REPORTING PERSON: Providence Equity GP VI International L.P.(IRS Identification No.: 20-8418961)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 6

1.	NAME OF REPORTING PERSON: PEP VI INTERNATIONAL LTD.(IRS Identification No.: 20-8418823)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 7

1.	NAME OF REPORTING PERSON: AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		REPUBLIC OF THE PHILIPPINES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 8

1.	NAME OF REPORTING PERSON: AZALEA INTERNATIONAL VENTURE PARTNERS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0- (See Item 5)
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 9

1.	NAME OF REPORTING PERSON: LIVEIT INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

CUSIP No. 03060R101	13D	Page 10

1.	NAME OF REPORTING PERSON: NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,651,561 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,651,561 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,651,561 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		42.5%
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Schedule 13D includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,190,937 shares of Common Stock owned directly by NewBridge. As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Act with Ares, Trillium and Mr. Murray. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and Mr. Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. EGS Dutchco, NewBridge, Ares, Trillium and Mr. Murray in the aggregate beneficially own 73,941,497 shares of Common Stock representing 93.2% of the outstanding Common Stock.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D relates is the Common Stock, of the Issuer. The Issuer’s principal executive offices are located at 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Item 2.	Identity and Background.

This statement on Schedule 13D is being jointly filed by (i) EGS Dutchco B.V. (“EGS Dutchco”), (ii) EGS Luxco S.àr.l. (“EGS Luxco”), (iii) Providence Equity Partners VI International L.P. (“Providence VI”), (iv) Providence Equity GP VI International L.P. (“Providence GP”), (v) PEP VI International Ltd. (“PEP VI” and collectively with EGS Dutchco, EGS Luxco, Providence VI and Providence GP, the “Providence Entities”), (vi) Ayala Corporation (“Ayala”), (vii) Azalea International Venture Partners Ltd. (“Azalea”), (viii) LiveIt Investments Limited (“LiveIt”) and (ix) NewBridge International Investment Ltd. (“NewBridge” and collectively with Ayala, Azalea and LiveIt, the “Ayala Entities”). The Ayala Entities and the Providence Entities are sometimes referred to as the “Reporting Persons” and each as a “Reporting Person.”

EGS Dutchco is a Dutch private company with limited liability and a wholly-owned subsidiary of EGS Luxco, a Luxembourg limited liability company, which is a wholly-owned subsidiary of Providence VI, a Cayman Islands exempted limited partnership, whose sole general partner is Providence GP, a Cayman Islands exempted limited partnership, whose sole general partner in turn is PEP VI, a Cayman Islands company with limited liability. Each of the Providence Entities have shared voting and dispositive power over the shares of the Issuer.

NewBridge, a British Virgin Islands company, is a wholly-owned direct subsidiary of LiveIt, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Azalea, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Ayala, a Philippines corporation.

For purposes of disclosing the number of shares beneficially owned by each of the Providence Entities, PEP VI, Providence GP, Providence VI and EGS Luxco may be deemed to beneficially own all of the Common Stock that is owned directly by EGS Dutchco. However, each of PEP VI, Providence GP, Providence VI and EGS Luxco, along with the individuals on Exhibit 1, disclaim beneficial ownership of the Common Stock owned by EGS Dutchco. For purposes of disclosing the number of shares beneficially owned by each of the Ayala Entities, Ayala, LiveIt, and Azalea may be deemed to beneficially own all of the Common Stock that is owned directly by NewBridge. However, each of Ayala, LiveIt, and Azalea, along with the individuals on Exhibit 1, disclaim beneficial ownership of the Common Stock owned by NewBridge.

The principal office and business address of EGS Dutchco is Fred Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands. The principal office and business address of EGS Luxco is 31, Boulevard Prince Henri, L-1724 Luxembourg. The principal business address of each of the other Providence Entities is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of the Providence Entities are set forth in the attached Exhibit 1.

The principal office and business address of each of the Ayala Entities is c/o Ayala Corporation, 33/F Tower One, Ayala Triangle, Ayala Avenue, Makati City, Metro Manila, Philippines, 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of the Ayala Entities are set forth in the attached Exhibit 1.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NewBridge contributed $35,840,988 in principal amount under a bridge loan of EGS Corp. and NewBridge and EGS Dutchco transferred all of the capital stock of EGS Corp. held by them to the Issuer in exchange for an aggregate of 33,651,561 shares of Common Stock and $9,900 in cash.

Item 4.	Purpose of Transaction.

(a) – (j)       On August 14, 2009, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with EGS Corp., a Philippines corporation, EGS Dutchco and NewBridge. As of the closing (“Exchange Closing”) of the transactions contemplated by the Exchange Agreement (the “Transactions”), which occurred on October 1, 2009, the Providence Entities and the Ayala Entities own 17.0% and 25.5%, respectively, of the Issuer. The Reporting Persons collectively own approximately 42.5% of the Issuer. A copy of the Exchange Agreement was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 20, 2009 and is incorporated herein by reference.

Pursuant to the Exchange Agreement, at the Exchange Closing, (i) NewBridge contributed $35,840,988 in principal amount under a loan of EGS Corp. to the Issuer and (ii) EGS Dutchco and NewBridge transferred all of the capital stock of EGS Corp. held by them to the Issuer in exchange for an aggregate of 33,651,561 shares of Common Stock, of which 9,800,000 shares were non-voting Common Stock (but have since been converted into 9,800,000 shares of voting Common Stock), and $9,900 in cash. At the Exchange Closing, EGS Dutchco received 13,460,624 shares of Common Stock, of which 3,920,000 shares were non-voting Common Stock (but have been converted into 3,920,000 shares of voting Common Stock), and $3,996 in cash and NewBridge received 20,190,937 shares of Common Stock, of which 5,880,000 shares were non-voting Common Stock (but have been converted into 5,880,000 shares of voting Common Stock), and $5,994 in cash.

The responses to Items 2, 3 and 6 are incorporated herein by reference.

As a result of the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership as a “group” with Ares, Trillium and R. Scott Murray and disclaim beneficial ownership of the 36,510,134 shares of Common Stock reported as beneficially owned by Ares in filings with the Securities and Exchange Commission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC (“Trillium”) and Mr. Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on the cover pages hereto.

Other than as described above, the Reporting Persons and, to their knowledge, the persons listed on Exhibit 1 currently have no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons, including the other Investors (as defined herein)).

Item 5.	Interests in the Securities of the Purchaser.

(a)       Aggregate Number and Percentage of Securities.  See Item 2 of this Schedule 13D and Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Providence Entities and the Ayala Entities. The Providence Entities own 13,460,624 shares of Common Stock, representing 17.0% of the outstanding Common Stock and the Ayala Entities own 20,190,937 shares of Common Stock, representing 25.5% of the outstanding Common Stock. The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Act along with Ares, Trillium and Mr. Murray. As reported in filings with the Securities and Exchange Commission, Ares has beneficial ownership of 36,510,134 shares of Common Stock (including 425,000 shares of Common Stock issuable upon exercise of warrants exercisable at any time) or 45.9% of the outstanding Common Stock of the Issuer, Trillium and Mr. Murray have beneficial ownership of 3,779,802 shares of Common Stock or 4.8% of the outstanding Common Stock of the Issuer.

(b)       Power to Vote and Dispose.  See Items 7-10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote or to direct the vote and sole or shared power to dispose or to direct the disposition. See Items 7-10 of the cover pages to the Schedule 13D/A filed on October 2, 2009 for the number of shares of Common Stock beneficially owned by Ares and its affiliated entities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       Transactions within the past 60 days.         None of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days other than EGS Dutchco’s conversion of 3,920,000 shares of non-voting Common Stock into 3,920,000 shares of voting Common Stock on October 2, 2009 and NewBridge’s conversion of 5,880,000 shares of non-voting Common Stock into 5,880,000 shares of voting Common Stock on October 5, 2009.

(d)	Certain Rights of Other Persons.	Not applicable.
(e)	Date Ceased to be a 5% Owner.	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 of this Schedule 13D is incorporated herein by reference.

On October 1, 2009, the Issuer entered into a Management Rights Letter with each of Providence VI and NewBridge, copies of which are attached hereto as Exhibits 5 and 6, respectively, and incorporated herein by reference.

In connection with the Exchange Agreement, each of EGS Dutchco and NewBridge entered into (i) a Stockholders Agreement, dated October 1, 2009, with the Issuer, Mr. Murray and Trillium (“Stockholders Agreement”), a copy of which was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 5, 2009 and is incorporated herein by reference, and (ii) an Amended and Restated Registration Rights Agreement, dated as of August 14, 2009 and effective as of October 1, 2009, with the Issuer, Mr. Murray and other stockholder parties thereto (the “Registration Rights Agreement”), a copy of which was filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 20, 2009 and incorporated herein by reference.

Stockholders Agreement

The Stockholders Agreement became effective on the Exchange Closing, October 1, 2009. Ares, NewBridge and EGS Dutchco are referred to, respectively, as the Ares Significant Investor, the Ayala Significant Investor and the PEP Significant Investor as long as certain share ownership requirements are met and are referred to collectively as the “Significant Investors.”

Voting Agreement Among Voting Investors

Pursuant to the Stockholders Agreement, each Voting Investor (as defined in the Stockholders Agreement) agrees to vote all of its Shares, (as defined in the Stockholders Agreement and referred to herein as the “Investor Shares”) to elect 11 members of the Issuer’s board of directors (the “Board”). The Ayala Significant Investor and the PEP Significant Investor have the right to designate up to three members of the Board and one Independent Director (as defined in the Stockholders Agreement), subject to certain share ownership conditions set forth in the Stockholders Agreement. The Ares Significant Investor has the right to designate up to three members of the Board and one Independent Director, subject to certain share ownership conditions set forth in the Stockholders Agreement. Two Independent Directors shall be designated by the Board with Requisite Board Approval (as defined in the Stockholders Agreement), provided that one Independent Director must meet applicable qualifications to serve on the audit committee of the board of directors. In addition, the chief executive officer of the Issuer shall serve on the Board as its Chairman.

Where action is called for under the Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor, such action will be taken by the holder or holders of a majority of the Investor Shares owned by the Ayala Significant Investor and the PEP Significant Investor.

The Significant Investors lose the director designation rights described above if their ownership of the Issuer’s voting securities decreases below certain levels set forth in the Stockholders Agreement.

In addition, at least one director nominated by each Significant Investor shall be required to constitute a quorum of the board of directors and the presence a majority of the directors appointed to a committee of the board of directors, including a director nominated by each Significant Investor, shall be required to constitute a quorum for such committee subject to conditions specified in the Stockholders Agreement.

Transfer Restrictions

With limited exceptions, each Investor (as defined in the Stockholders Agreement) is subject to restrictions on transfers of Investor Shares it owns. However, each Investor is permitted to transfer its Investor Shares to Permitted Transferees (as defined in the Stockholders Agreement) that will become subject to the same terms and conditions, including transfer restrictions. If a Permitted Transferee later ceases to be an affiliate of the transferring Investor, such Permitted Transferee is required to transfer the Investor Shares back to the original Investor. Other exceptions to the transfer restrictions described below (together with the foregoing permitted transfers, “Permissible Transfers”) include (a) distributions in kind by Significant Investors on a pro rata basis to their equity owners, (b) transfers pursuant to an effective registration statement or Rule 144 under the Securities Act, (c) transfers pursuant to a tender offer subject to Section 14(d)(1) of the Exchange Act (other than a tender offer made by an Investor) and (d) sales pursuant to tag along or drag along transactions (described below).

In addition, transfers by the Investors to a list of specified competitors of the Issuer are prohibited except (a) in a drag along sale (described below), (b) in a Change of Control (as defined in the Stockholders Agreement) or (c) with the unanimous approval of the Significant Investors and, as long as he serves as Chief Executive Officer, Mr. Murray.

Other than in Permissible Transfers, no Investor may transfer its Investor Shares or, other than to the Issuer, its Public Warrants prior to August 14, 2011 without the prior written consent of each Significant Investor.

In addition, transfers by the Investors (whether before or after August 14, 2011), other than in Permissible Transfers, are subject to a right of first offer in favor of the Issuer and then a right of first offer in favor of the Significant Investors and tag along rights in favor of the non-initiating Investors.

The Issuer may exercise its right of first offer to purchase securities offered by any of the Investors (other than in a transaction that would result in a Change of Control) during a ten day period following notice of the proposed transfer with the approval of a majority of the disinterested members of the Issuer’s board of directors. To the extent the Issuer and the Significant Investors do not exercise their right of first offer, the Significant Investors will be entitled to tag along rights to participate in the proposed sale.

In addition to the rights of first offer and tag along rights, any of the Significant Investors may initiate a drag along right whereby the remaining Investors (which, for such purpose, excludes Mr. Murray and Trillium) can be required to (a) sell their Investor Shares to a third party on the same terms as the initiating/consenting holder(s) or (b) approve a sale of all or substantially all of the assets of the Issuer in a Change of Control. Prior to August 14, 2013, the drag along right is subject to the approval of all Significant Investors if the consideration is equivalent to less than $12 per share of Common Stock or a Requisite Majority if the consideration is equivalent to $12 or more per share of Common Stock. After August 14, 2013, the drag along right is subject to the approval of a Requisite Majority (as defined in the Stockholders Agreement).

Participation Rights

Each issuance or sale by the Issuer (or any of its subsidiaries) of its capital stock or other securities exchangeable or convertible into shares of its capital stock is subject to the prior right of the Investors to purchase a portion of the securities to be issued or sold in proportion to their respective ownership of the Issuer (assuming conversion, exercise and/or exchange of all outstanding securities convertible into or exercisable or exchangeable for Common Stock, but excluding Public Warrants not held by any Investor). Investors wishing to participate in an issuance or sale must exercise their right by delivering notice to the Issuer within ten business days after notice of such issuance or sale from the Issuer.

The Investors’ participation rights terminate on the first underwritten public offering and sale of shares of Common Stock after August 14, 2009 pursuant to an effective registration statement under the Securities Act (other than on Form S-8 or a comparable form), after which, but not necessarily as a result of which, the shares of Common Stock then outstanding that will have been issued in a transaction registered pursuant to a registration statement under the Securities Act (other than shares of Common Stock (i) held by an affiliate or executive officer of the Issuer or (ii) issued pursuant to a registration statement on Form S-8 or a comparable form) shall represent at least 20% of the shares of Common Stock then outstanding (a “Qualified Public Offering”).

The Investors’ participation rights do not apply to certain types of issuances set forth in the Stockholders Agreement.

In addition to the participation rights described above, each Significant Investor is entitled to purchase for $6 per share its pro rata portion of a number of shares of Common Stock equal to 2.4364 times the number of shares of Common Stock (if any) issued upon exercise after the closing of Public Warrants. The Significant Investors have agreed that the first 1 million shares available for purchase under the preceding sentence will be allocated solely to the Ayala Significant Investor. An aggregate maximum of 50 million shares of Common Stock may be issued upon exercise of these warrant participation rights and the number of shares of Common Stock subject to these rights declines ratably as the number of Public Warrants outstanding decline. Otherwise, these participation rights expire on the expiration of the Public Warrants on October 17, 2011.

Approval Rights

The Issuer will not, without the prior written consent of (a) the Ares Significant Investor, if the Ares Significant Investor and its affiliates own at least one-third of the shares of Common Stock that Ares and its affiliates owned at the Exchange Closing, (b) the Ayala Significant Investor, if the Ayala Significant Investor and its affiliates own at least 50% of the shares of Common Stock that NewBridge and its affiliates owned at the Exchange Closing and (c) the PEP Significant Investor, if the PEP Significant Investor and its affiliates own at least 50% of the shares of Common Stock that Dutchco and its affiliates owned at the closing, take or agree to take (or permit its subsidiaries to take or agree to take) certain corporate actions set forth in the Stockholders Agreement.

Other than as expressly contemplated by the Exchange Agreement or the Stockholders Agreement, the Issuer will not, without the prior written consent of a Requisite Majority, take or agree to take (or permit its subsidiaries to take or agree to take) certain other corporate actions set forth in the Stockholders Agreement.

In addition, the Issuer will not, without Requisite Board Approval (i) approve a budget for any fiscal year or a material deviation from an approved budget, or (ii) commence any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization of the Issuer.

Registration Rights Agreement

On August 14, 2009, the Issuer entered into the Registration Rights Agreement, effective as of the Exchange Closing, with Ares, NewBridge, EGS Dutchco, Mr. Murray, and certain of the founding stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer granted certain rights with respect to registration under the Securities Act of the Issuer’s Common Stock including, among other things, shelf, demand and piggy-back registrations and related procedures, payment of expenses and indemnification. Each of the investors party to the Registration Rights Agreement also agreed to certain market standoff provisions.

EGS Dutchco Letter Agreement

On August 14, 2009, in connection with the Exchange Agreement, the Issuer entered into a letter agreement with EGS Dutchco (“EGS Dutchco Agreement”), a copy of which was attached as Annex D-1 to the Issuer’s Information Statement on Schedule 14C filed on September 4, 2009 and is incorporated herein by reference. The EGS Dutchco Agreement provided for, among other things, the termination, effective as of the Exchange Closing, of the Major Shareholder Agreement, dated as of December 18, 2008, by and among the EGS Corp., EGS Dutchco, Providence Equity Partners, NewBridge, Ayala and the other shareholder party thereto (the “Major Shareholder Agreement”); the consent and approval under the Major Shareholder Agreement of the Transactions; a mutual release of claims arising prior to the execution of the letter agreement, except certain claims set forth therein and an agreement with respect to the payment of certain fees, expenses and disbursements incurred by EGS Dutchco in connection with the Exchange Agreement and the Transactions.

NewBridge Letter Agreement

On August 14, 2009, in connection with the Exchange Agreement, the Issuer entered into a letter agreement with NewBridge (“NewBridge Agreement”), a copy of which was attached as Annex E-1 to the Issuer’s Information Statement on Schedule 14C filed on September 4, 2009 and is incorporated herein by reference. The NewBridge Agreement provided for, among other things, the termination, effective as of the Exchange Closing, of the Major Shareholder Agreement; the consent and approval under the Major Shareholder Agreement of the Transactions; a mutual release of claims arising prior to the execution of the letter agreement, except certain claims set forth therein and an agreement with respect to the payment of certain fees, expenses and disbursements incurred by NewBridge in connection with the Exchange Agreement and the Transactions.

EGS Dutchco and NewBridge Letter Agreement

EGS Dutchco and NewBridge intend to enter into a letter agreement which will govern the respective rights of the PEP Significant Investor and the Ayala Significant Investor with respect to designating the three members of the Board and the one Independent Director that may be designated by EGS Dutchco and NewBridge under the Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description	Location

Exhibit 1	Directors and Officers	Filed herewith.
Exhibit 2	Share Exchange Agreement, dated as of August 14, 2009, among the Issuer, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd.	Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on August 20, 2009.
Exhibit 3

Stockholders Agreement, dated October 1, 2009, among the Issuer, EGS Dutchco B.V., NewBridge International Investment Ltd., Ares Corporate Opportunities Fund II, L.P., Trillium Capital LLC and R. Scott Murray.

Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on October 5, 2009.
Exhibit 4

Amended and Restated Registration Rights Agreement, dated August 14, 2009 and effective as of October 1, 2009, EGS Dutchco B.V., NewBridge International Investment Ltd., Ares Corporate Opportunities Fund II, L.P., R. Scott Murray and the other stockholder parties thereto.

Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 20, 2009.
Exhibit 5	Management Rights Letter, dated October 1, 2009, between Providence Equity Partners VI International L.P. and the Issuer.	Filed herewith.

Exhibit 6	Management Rights Letter, dated October 1, 2009, between NewBridge International Investment Ltd. and the Issuer.	Filed herewith.
Exhibit 7	Letter Agreement, dated August 14, 2009, between EGS Dutchco B.V. and the Issuer.	Incorporated by reference to Annex D-1 to the Issuer’s Information Statement on Schedule 14C filed on September 4, 2009.
Exhibit 8	Letter Agreement, dated August 14, 2009, between NewBridge International Investment Ltd. and the Issuer.	Incorporated by reference to Annex E-1 to the Issuer’s Information Statement on Schedule 14C filed on September 4, 2009.
Exhibit 9	Joint Filing Agreement	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

EGS DUTCHCO B.V.

By:	/s/ Robert Davis Noell
Name:	Robert Davis Noell
Title:	Authorized Signatory

EGS LUXCO S.ÀR.L.

By:	/s/ Raymond M. Mathieu
Name:	Raymond M. Mathieu
Title:	Manager and Chief Financial Officer

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

By: Providence Equity GP VI International L.P., its sole general partner

By:	PEP VI International Ltd., its sole general partner

By:	/s/ Raymond M. Mathieu
Name:	Raymond M. Mathieu
Title:	Treasurer and Secretary

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

By:	PEP VI International Ltd., its sole general partner

By:	/s/ Raymond M. Mathieu
Name:	Raymond M. Mathieu
Title:	Treasurer and Secretary

PEP VI INTERNATIONAL LTD.

By:	/s/ Raymond M. Mathieu
Name:	Raymond M. Mathieu
Title:	Treasurer and Secretary

AYALA CORPORATION

By:	/s/ Alfredo I. Ayala
Name:	Alfredo I. Ayala
Title:	Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

By:	/s/ Ricardo N. Jacinto
Name:	Ricardo N. Jacinto
Title:	Director

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
Name:	Alfredo I. Ayala
Title:	Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
Name:	Alfredo I. Ayala
Title:	President